 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(20 December 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 December 2016 re: Acquisition of MBNA Ltd

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION WHICH IS
DISCLOSED IN ACCORDANCE WITH THE MARKET ABUSE REGULATION

20 December 2016
LLOYDS BANKING GROUP TO ACQUIRE MBNA LTD FROM BANK OF AMERICA
Lloyds Banking Group ('the Group') today announces that it has agreed to acquire MBNA Ltd (MBNA), a UK consumer credit card business, from FIA Jersey Holdings Limited, a wholly owned subsidiary of Bank of America. The transaction is consistent with the Group's stated strategic ambitions of growing in Consumer Finance and will enable the Group to enhance its position and offering within the UK prime credit card market.

The acquired MBNA business, which comprises gross assets of c.£7bn, is expected to deliver strong financial returns and create significant value for shareholders.  The transaction is expected to complete by the end of the first half of 2017, subject to the receipt of competition and regulatory approval, and is expected to deliver:
●      an underlying Return on Investment that exceeds Cost of Equity in the first full year and increases to  c.17% in the second full year following the acquisition
●      c.3% and c.5% statutory EPS accretion in the first and second full years following the acquisition
The transaction will deliver a £650m per annum (c.4%) increase to Group revenues and will enhance Group net interest margin by c.10bps per annum.  There is also significant opportunity for cost synergies, currently expected at c.£100m run rate per annum within 2 years, representing c.30% of the 2015 MBNA cost base.

In the first half of 2016 the gross assets acquired delivered post-tax profits of £123m(1) and are being acquired for cash consideration of £1.9bn. The purchase price includes c.£0.8bn of acquired equity and assumes £240m for future PPI claims, with the Group's exposure to PPI liability capped at this amount.

MBNA is a UK credit card business with a high quality customer base founded upon sound underwriting principles and credit management, which aligns well with the Group's strategy to deliver sustainable growth through a multi-brand strategy. The MBNA brand will be maintained as a challenger brand further enhancing our customer offering. MBNA's diversified distribution model, along with its data analytics capability, digital strength and well-recognised brand, will be complementary to the Group's existing capabilities and provides further opportunities for growth and delivering excellent customer service. On completion of the transaction, the Group's market share in credit cards will increase from c.15% to c.26%.

The transaction is being funded through organic capital generation and is currently expected to utilise approximately 80 basis points of Common Equity Tier 1 (CET1) capital, which through this acquisition will further enhance future earnings and capital generation.

(1) post-tax profit of £166m for the full year 2015.

The Group continues to deliver strong underlying and statutory performance with strong capital generation.  As a result the Group remains confident in delivering a progressive and sustainable ordinary dividend in 2016 and continues to target a payout ratio of at least 50 per cent of sustainable earnings over the medium term. In line with our policy, the Group's approach to surplus capital distribution at the end of the year will give due consideration to the Board's view of the current level of capital required to meet regulatory requirements, cover uncertainties and grow the business, which will include the capital impact of this transaction.

Commenting on the transaction, António Horta-Osório, Group Chief Executive, said:
"The acquisition, funded through strong internal capital generation, increases our participation in the expanding UK credit card market with a multi-brand strategy and advances our strategic aim to deliver sustainable growth as a UK focused retail and commercial bank. The MBNA brand and portfolio are a good fit with our existing card business and we will focus on providing its customers with excellent service and value.  Our low cost to income ratio and proven integration capabilities will deliver significant synergies and value to our shareholders."

- END -

UBS is acting as financial adviser for Lloyds Banking Group on this transaction.

For further information:
Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Young                                                                             +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

UBS Limited is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. UBS Limited is acting as financial adviser to Lloyds Banking Group and no one else for the purpose of the transaction described herein and will not be responsible to anyone other than Lloyds Banking Group for providing the protections offered to clients of UBS Limited nor for providing advice in relation to such transaction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 December 2016